SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 5)

Holly Energy Partners, L.P.
(Name of Issuer)

Common Units
(Title of Class of Securities)
435763 10 7
(CUSIP Number)
Denise C. McWatters
Senior Vice President, General Counsel and Secretary
HollyFrontier Corporation
2828 N. Harwood, Suite 1300
Dallas, Texas 75201
Tel: (214) 871-3555
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 22, 2013
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

Common Unit CUSIP No. 435763 10 7
US 1821605v.7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS HollyFrontier Corporation 75-1056913
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,006 Common Units
	8	SHARED VOTING POWER 22,375,024 Common Units
	9	SOLE DISPOSITIVE POWER 5,006 Common Units
	10	SHARED DISPOSITIVE POWER 22,375,024 Common Units
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)(2) 22,380,030 Common Units
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.2% of Common Units
14		TYPE OF REPORTING PERSON CO – corporation

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.

(2)
Certain direct and indirect wholly owned subsidiaries of HollyFrontier Corporation, including HollyFrontier Holdings LLC, Navajo Pipeline Co., L.P., Navajo Refining Company, L.L.C., Holly Refining & Marketing Company – Woods Cross LLC and Holly Logistics Limited LLC, are the record owners of 22,235,024 of these Common Units. 140,000 of the Common Units held of record by HollyFrontier Corporation are held by HollyFrontier Corporation as nominee for Navajo Pipeline Co., L.P.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS HollyFrontier Holdings LLC 90-0868306
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 184,800 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 184,800 Common Units
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 184,800 Common Units
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% of Common Units
14		TYPE OF REPORTING PERSON OO – limited liability company

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Navajo Holdings, Inc. 85-0284908
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Mexico, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 22,010,110 Common Units (3)
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 22,010,110 Common Units (3)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)(2) 22,010,110 Common Units
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.5% of Common Units
14		TYPE OF REPORTING PERSON CO – corporation

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.

(2)	Navajo Pipeline Co., L.P. and Holly Logistics Limited LLC are the record owners of these Common Units.

(3)	140,000 of the Common Units held of record by HollyFrontier Corporation are held by HollyFrontier Corporation as nominee for Navajo Pipeline Co., L.P.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Navajo Pipeline GP, L.L.C. 52-2364943
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 22,010,110 Common Units (3)
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 22,010,110 Common Units (3)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)(2) 22,010,110 Common Units
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.5% of Common Units
14		TYPE OF REPORTING PERSON OO – limited liability company

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.

(2)	Navajo Pipeline Co., L.P. and Holly Logistics Limited LLC are the record owners of 21,870,110 of these Common Units.

(3)	140,000 of the Common Units held of record by HollyFrontier Corporation are held by HollyFrontier Corporation as nominee for Navajo Pipeline Co., L.P.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Navajo Pipeline LP, L.L.C. 85-0484420
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 22,010,110 Common Units (3)
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 22,010,110 Common Units (3)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)(2) 22,010,110 Common Units
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.5% of Common Units
14		TYPE OF REPORTING PERSON OO – limited liability company

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.

(2)	Navajo Pipeline Co., L.P. and Holly Logistics Limited LLC are the record owners of 21,870,110 of these Common Units.

(3)	140,000 of the Common Units held of record by HollyFrontier Corporation are held by HollyFrontier Corporation as nominee for Navajo Pipeline Co., L.P.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Navajo Pipeline Co., L.P. 75-1611333
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 22,010,110 Common Units (3)
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 22,010,110 Common Units (3)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)(2)(3) 22,010,110 Common Units
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.5% of Common Units
14		TYPE OF REPORTING PERSON PN – partnership

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.
(2)    Holly Logistics Limited LLC is the record owner of 21,615,230 of these Common Units.

(3)	140,000 of the Common Units held of record by HollyFrontier Corporation are held by HollyFrontier Corporation as nominee for Navajo Pipeline Co., L.P.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Holly Logistic Services, L.L.C. 05-0593172
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 21,615,230 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 21,615,230 Common Units
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)(2) 21,615,230 Common Units
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.9% of Common Units
14		TYPE OF REPORTING PERSON OO – limited liability company

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.
(2)    Holly Logistics Limited LLC is the record owner of these Common Units.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Holly Logistics Limited LLC 27-4289116
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 21,615,230 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 21,615,230 Common Units
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 21,615,230 Common Units
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.9% of Common Units
14		TYPE OF REPORTING PERSON OO – limited liability company

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Navajo Refining Company, L.L.C. 85-0301920
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 119,688 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 119,688 Common Units
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 119,688 Common Units
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% of Common Units
14		TYPE OF REPORTING PERSON OO – limited liability company

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Holly Refining & Marketing Company – Woods Cross LLC 61-1443519
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 60,426 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 60,426 Common Units
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 60,426 Common Units
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% of Common Units
14		TYPE OF REPORTING PERSON OO – limited liability company

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.

AMENDMENT NO. 5 TO SCHEDULE 13D
This Amendment No. 5 to Schedule 13D (this “Amendment”) relates to the common units representing limited partner interests (the “Common Units”) of Holly Energy Partners, L.P., a Delaware limited partnership (the “Issuer”), and amends the Schedule 13D filed with the Securities and Exchange Commission on August 28, 2009, as amended by the Amendment No. 1 thereto filed on January 14, 2011, by HollyFrontier Corporation (formerly named Holly Corporation) (“HollyFrontier”), Navajo Holdings, Inc. (“Navajo Holdings”), Navajo Pipeline GP, L.L.C. (“Navajo Pipeline GP”), Navajo Pipeline LP, L.L.C. (“Navajo Pipeline LP”), Navajo Pipeline Co., L.P. (“Navajo”), Holly Logistic Services, L.L.C. (“HLS”), Holly Logistics Limited LLC (“HLL”) and HEP Logistics Holdings, L.P. (collectively, the “Initial Filing Persons”), as further amended by the Amendment No. 2 thereto filed on February 25, 2011, by the Initial Filing Persons (other than HEP Logistics Holdings, L.P.), as further amended by the Amendment No. 3 thereto filed on December 21, 2011, by the Initial Filing Persons (other than HEP Logistics Holdings, L.P.), and as further amended by the Amendment No. 4 thereto filed on August 6, 2012, by the Initial Filing Persons (other than HEP Logistics Holdings, L.P.), HollyFrontier Holdings LLC (“Holdings”), Navajo Refining Company, L.L.C. (“NRC”) and Holly Refining & Marketing Company – Woods Cross LLC (“HRMC” and, together with Holdings, NRC and the Initial Filing Persons (other than HEP Logistics Holdings, L.P.), the “Reporting Persons”)
Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items which are reported are deemed to amend and restate the corresponding items in the Schedule 13D. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Schedule 13D.
Item 2. Identity and Background
The portion of Sub-Item (c) of Item 2 of the Schedule 13D with respect to the Listed Persons is hereby amended and restated in its entirety as follows:
Pursuant to Instruction C to Schedule 13D of the Act, information regarding the directors and executive officers of HollyFrontier, Navajo Holdings and HLS (the “Listed Persons”) are as follows:
HollyFrontier Corporation:

Name	Position	Principal Occupation/Business	Common Units Beneficially Owned (1)	Percent of Common Units Beneficially Owned
Michael C. Jennings	Chairman of the Board, Chief Executive Officer and President	Executive Officer of HollyFrontier and certain of its affiliates	6,000	*
Douglas S. Aron	Executive Vice President and Chief Financial Officer	Executive Officer of HollyFrontier and certain of its affiliates	2,840(2)	*
David L. Lamp	Executive Vice President and Chief Operating Officer	Executive Officer of HollyFrontier and certain of its affiliates	0	-
George J. Damiris	Senior Vice President, Supply and Marketing	Executive Officer of HollyFrontier and certain of its affiliates	0	-
James M. Stump	Senior Vice President, Refinery Operations	Executive Officer of HollyFrontier and certain of its affiliates	0	-
Denise C. McWatters	Senior Vice President, General Counsel and Secretary	Executive Officer of HollyFrontier and certain of its affiliates	9,094(3)	*
Robert G. McKenzie	Director	Financial Consultant	0	-
Douglas Y. Bech	Director	Chairman and Chief Executive Officer of Raintree Resorts International	0	-
Buford P. Berry	Director	Of Counsel to Thompson & Knight L.L.P.	0	-
Leldon E. Echols	Director	Private Investor	0	-
Tommy A. Valenta	Director	Retired	0	-
R. Kevin Hardage	Director	Chief Executive Officer of Turtle Creek Trust Company	0	-
Robert J. Kostelnik	Director	Principal at Glenrock Recovery Partners, LLC	0	-
James H. Lee	Director	Managing General Partner and Principal Owner of Lee, Hite & Wisda Ltd.	200 (4)	*
Franklin Myers	Director	Private Investor	0	-
Michael E. Rose	Director	Private Investor	0	-
___________
*Less than 0.1%

Navajo Holdings, Inc.

Name	Position	Principal Occupation/Business	Common Units Beneficially Owned (1)	Percent of Common Units Beneficially Owned
Michael C. Jennings	Chief Executive Officer, President and Director	Executive Officer of HollyFrontier and certain of its affiliates	6,000	*
Douglas S. Aron	Executive Vice President, Chief Financial Officer and Director	Executive Officer of HollyFrontier and certain of its affiliates	2,840(2)	*
David L. Lamp	Executive Vice President, Chief Operating Officer	Executive Officer of HollyFrontier and certain of its affiliates	0	-
Denise C. McWatters	Senior Vice President, General Counsel, Secretary and Director	Executive Officer of HollyFrontier and certain of its affiliates	9,094(3)	*
___________
*Less than 0.1%

Holly Logistic Services, L.L.C.

Name	Position	Principal Occupation/Business	Common Units Beneficially Owned (1)	Percent of Common Units Beneficially Owned
Matthew P. Clifton	Chairman of the Board and Chief Executive Officer	Executive Officer of HLS and certain of its affiliates	250,957(5)	0.4
Bruce R. Shaw	President	Executive Officer of HLS and certain of its affiliates	25,972(5)	*
Douglas S. Aron	Executive Vice President and Chief Financial Officer	Executive Officer of HollyFrontier and certain of its affiliates	2,840(2)	*
Mark T. Cunningham	Senior Vice President, Operations	Executive Officer of HLS and certain of its affiliates	26,177(5)	*
Denise C. McWatters	Senior Vice President, General Counsel and Secretary	Executive Officer of HollyFrontier and certain of its affiliates	9,094(3)	*
Scott C. Surplus	Vice President and Controller	Executive Officer of HLS and certain of its affiliates	18,500(5)	*
P. Dean Ridenour	Director	Retired	66,140(6)	0.1
Charles M. Darling, IV	Director	President of DQ Holdings, L.L.C.	42,772(6)(7)	*
William J. Gray	Director	Private Consultant and Member of New Mexico House of Representatives	18,570(6)	*
Jerry W. Pinkerton	Director	Retired	21,772(6)	*
William P. Stengel	Director	Retired	11,556(6)(8)	*
Michael C. Jennings	Director	Executive Officer of HollyFrontier and certain of its affiliates	6,000	*
James G. Townsend	Director	Retired	15,756(6)	*
___________
*Less than 0.1%
(1) All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.
(2) Mr. Aron acts as UTMA custodian over 420 Common Units for his son and 420 Common Units for his daughter. Mr. Aron disclaims beneficial ownership of Common Units held by his son and daughter except to the extent of his pecuniary interest therein.
(3) Ms. McWatters shares voting and disposition power over 4,000 of these Common Units, which Common Units are owned by her husband. Ms. McWatters’ husband also has the right to receive distributions from, and the proceeds from the sale of, these Common Units. Ms. McWatters disclaims beneficial ownership as to the Common Units held by her husband except to the extent of her pecuniary interest therein.
(4) Mr. Lee’s wife owns 200 Common Units. Mr. Lee’s wife has the right to receive distributions from, and the proceeds from the sale of, these Common Units. Mr. Lee disclaims beneficial ownership of the Common Units held by his wife except to the extent of his pecuniary interest therein.

(5) The number reported included restricted units for which the executive has sole voting power but no dispositive power, as follows: Mr, Clifton (22,872 units), Mr. Shaw (7,780 units), Mr. Cunningham (12,507 units), Ms. McWatters (502 units) and Mr. Surplus (7,234) units). The number does not include performance units held by Mr. Clifton, Mr. Shaw or Mr. Cunningham.
(6) The number reported included 2,252 restricted units for which the non-management director has sole voting power but no dispositive power.
(7) Mr. Darling owns a 50% interest in, and is the general manager of, DQ Holdings, L.L.C., which owns 22,400 of these Common Units. As an owner and general manager of DQ Holdings, L.L.C., Mr. Darling shares voting and disposition power over these Common Units. As an owner and general manager of DQ Holdings, L.L.C., Mr. Darling has the power to direct the receipt of distributions from, and the proceeds from the sale of, these Common Units. Mr. Darling disclaims beneficial ownership of Common Units held by DQ Holdings, L.L.C. except to the extent of his pecuniary interest therein.
(8) Mr. Stengel shares voting and disposition power over 1,000 of these Common Units, which Common Units are owned by his wife. Mr. Stengel’s wife also has the right to receive distributions from, and the proceeds from the sale of, these Common Units. Mr. Stengel disclaims beneficial ownership as to the Common Units held by his wife except to the extent of his pecuniary interest therein.
The principal business address and principal office address of the executive officers and directors listed above is 2828 N. Harwood, Suite 1300, Dallas, TX 75201.
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended by adding the following paragraph:

The Issuer registered the sale of Common Units held by HollyFrontier, HRMC, NRC and Holdings (the “selling unitholders”) on the Registration Statement on Form S-3 for Holly Energy Partners, L.P. (File No. 333-187337) to permit the selling unitholders to sell Common Units in an underwritten public offering (the “Offering”). In connection with the Offering, the Issuer and the selling unitholders entered into an underwriting agreement dated March 19, 2013 (the “Underwriting Agreement”) with Wells Fargo Securities, LLC and the other underwriters named therein (the “Underwriters”), for the purchase by the Underwriters and the sale by the Issuer and the selling unitholders of 3,750,000 Common Units, of which 1,875,000 Common Units were issued and sold by the Issuer and 1,875,000 Common Units were sold by Holdings. Under the Underwriting Agreement, the Issuer and the selling unitholders granted to the Underwriters an option, exercisable for 30 days from the date of the Underwriting Agreement, for the Underwriters to purchase up to an additional 562,500 Common Units from the Issuer and the selling unitholders. Pursuant to the Underwriting Agreement, on March 22, 2013, Holdings sold an aggregate of 1,875,000 Common Units to the Underwriters at a purchase price of $39.17 per Common Unit. The price per Common Unit at which such Common Units were sold to the public in the Offering was $40.80. The Offering settled on March 22, 2013. As of the date hereof, the Underwriters have not exercised their option to purchase any additional Common Units.

Item 5. Interest in Securities of the Issuer
Sub-Items (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:
(a)

(1)
HLL is the record and beneficial owner of an aggregate of 21,615,230 Common Units, representing 36.9% of the Common Units. Navajo is the record owner of 254,880 Common Units and the beneficial owner of an aggregate of 394,880 Common Units, representing 0.7% of the Common Units. HollyFrontier is the record owner of 145,006 Common Units (140,000 of which HollyFrontier holds of record as nominee for Navajo) and beneficial owner of 5,006 Common Units, representing less than one percent of the Common Units. Holdings is the record and beneficial owner of 184,800 Common Units, representing 0.3% of the Common Units. NRC is the record and beneficial owner of 119,688 Common Units, representing 0.2% of the Common Units. HRMC is the record and beneficial owner of 60,426 Common Units, representing 0.1% of the Common Units. No other Reporting Person directly owns any Common Units.

(2)
In its capacity as the owner of 100% of the membership interests in HLL, HLS may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of an aggregate of 21,615,230 Common Units, representing 36.9% of the Common Units. In its capacity as the owner of 100% of the membership interests in HLS, Navajo may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of an aggregate of 22,010,110 Common Units, representing 37.5% of the Common Units. In their capacity as the direct or indirect owners of 100% of the general and limited partner interests in Navajo, Navajo Holdings, Navajo Pipeline GP and Navajo Pipeline LP may each, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of an aggregate of 22,010,110 Common Units, representing 37.5% of the Common Units. In its capacity as the owner of 100% of the common stock of Navajo Holdings, Holdings, NRC and HRMC, HollyFrontier may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of an aggregate of 22,380,030 Common Units, representing 38.2% of the Common Units.

(3)	The information set forth in Item 2 with respect to the Listed Persons is incorporated into this Item 5(a) by reference.

(4)
The filing of this Schedule 13D shall not be construed as an admission by any Reporting Person or Listed Person that, for the purpose of Section 13(d) or 13(g) of the Act, such Reporting Person or Listed Person is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Reporting Person or Listed Person.

(5)
Except as set forth herein, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, the Listed Persons own beneficially, or have any right to acquire, directly or indirectly, any Common Units.

(6)	The Reporting Persons’ and Listed Persons’ ownership has been adjusted to reflect the two-for-one unit split of the Common Units, which occurred on January 16, 2013.

(b)
The information set forth in Items 7 through 11 of the cover pages hereto and the information regarding the Listed Persons in Item 2 are incorporated herein by reference. The executive officers and members of the board of directors of (i) HollyFrontier who are identified in Item 2 hereof (and certain of whom are also members of the boards of managers of Navajo Pipeline GP, Navajo Pipeline LP, HLL, Holdings, NRC and HRMC), share the power to vote or to direct the vote, and to dispose or to direct the disposition of, 22,380,030 Common Units owned by HollyFrontier, Navajo, HLL, Holdings, NRC and HRMC, subject to certain exceptions, (ii) Navajo Holdings who are identified in Item 2 hereof, share the power to vote or to direct the vote, and to dispose or to direct the disposition of, 22,010,110 Common Units owned by Navajo and HLL, subject to certain exceptions, and (iii) HLS who are identified in Item 2 hereof, share the power to vote or to direct the vote, and to dispose or to direct the disposition of, 21,615,230 Common Units owned by HLL, subject to certain exceptions.

(c)
Except for the Offering described in Item 4 and as otherwise described below, none of the Reporting Persons, or to the Reporting Persons’ knowledge, the Listed Persons has effected transactions in the Common Units in the past 60 days.

Name	Date	Number of Common Units	Acquired/Sold	Price Per Unit	Nature of Transaction
Matthew P. Clifton	February 5, 2013	30,149	Acquired	$0.00	Deemed issued to settle performance units that were not derivative securities under the Issuer’s Long-Term Incentive Plan
	February 5, 2013	9,584	Sold	$35.75	Deemed surrendered to satisfy Mr. Clifton’s tax liability incident to the issuance of the units reported on the preceding line.
	April 12, 2013	502	Acquired	$0.00	Deemed issued to settle performance units that were not derivative securities under the Issuer’s Long-Term Incentive Plan
	April 12, 2013	214	Sold	$40.73	Deemed surrendered to satisfy Mr. Clifton’s tax liability incident to the issuance of the units reported on the preceding line.
Bruce R. Shaw	March 1, 2013	6,732	Acquired	$0.00	Restricted Units granted under the Issuer’s Long-Term Incentive Plan.
Mark T. Cunningham	March 1, 2013	5,049	Acquired	$0.00	Restricted Units granted under the Issuer’s Long-Term Incentive Plan.
	March 1, 2013	5,194	Sold	$40.7478	Sold the Common Units indicated in the public market.
Scott C. Surplus	March 1, 2013	6,732	Acquired	$0.00	Restricted Units granted under the Issuer’s Long-Term Incentive Plan.
William P. Stengel	March 1, 2013	2,500	Sold	$40.736	Sold the Common Units indicated in the public market.
	March 4, 2013	2,000	Sold	$40.936	Sold the Common Units indicated in the public market.
	March 5, 2013	1,500	Sold	$42.4015	Sold the Common Units indicated in the public market.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended to add the following disclosure:
The information set forth in Item 4 with respect to the Offering and the Underwriting Agreement is incorporated into this Item 6 by reference.
In connection with the Offering, the Issuer and the selling unitholders entered into lock-up agreements pursuant to which the Issuer and the selling unitholders have agreed that they will not, without the prior written consent of Wells Fargo Securities, LLC, issue, dispose of or hedge any Common Units or any securities convertible into or exchangeable for Common Units for a period of 60 days from the date of the Underwriting Agreement, as more fully described in the Underwriting Agreement.
The description of the Underwriting Agreement is qualified in its entirety by reference to the Underwriting Agreement which is attached as Exhibit 1.1 hereto and is hereby incorporated herein by reference.
Item 7. Material to Be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

Exhibit 1.1	Underwriting Agreement, dated March 19, 2013, (incorporated by reference to Exhibit 1.1 of the Issuer’s Form 8-K Current Report dated March 20, 2013, File No. 001-32225).

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
April 18, 2013

HOLLYFRONTIER CORPORATION

By:	/s/ Michael C. Jennings
Name:	Michael C. Jennings
Title:	CEO and President

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
April 18, 2013

HOLLYFRONTIER HOLDINGS LLC

By:	/s/ Michael C. Jennings
Name:	Michael C. Jennings
Title:	CEO and President

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
April 18, 2013

NAVAJO HOLDINGS, INC.

By:	/s/ Michael C. Jennings
Name:	Michael C. Jennings
Title:	CEO and President

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
April 18, 2013

NAVAJO PIPELINE GP, L.L.C.

By:	/s/ Michael C. Jennings
Name:	Michael C. Jennings
Title:	Chief Executive Officer and President

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
April 18, 2013

NAVAJO PIPELINE LP, L.L.C.

By:	/s/ Michael C. Jennings
Name:	Michael C. Jennings
Title:	CEO and President

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
April 18, 2013

NAVAJO PIPELINE CO., L.P.

By:	Navajo Pipeline GP, L.L.C.,
Its general partner

By:	/s/ Michael C. Jennings
Name:	Michael C. Jennings
Title:	CEO and President

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
April 18, 2013

HOLLY LOGISTIC SERVICES, L.L.C.

By:	/s/ Bruce R. Shaw
Name:	Bruce R. Shaw
Title:	President

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
April 18, 2013

HOLLY LOGISTICS LIMITED LLC

By:	Holly Logistic Services, L.L.C.,
Its sole member

By:	/s/ Bruce R. Shaw
Name:	Bruce R. Shaw
Title:	President

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
April 18, 2013

NAVAJO REFINING COMPANY, L.L.C.

By:	/s/ Michael C. Jennings
Name:	Michael C. Jennings
Title:	CEO and President

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
April 18, 2013

HOLLY REFINING & MARKETING COMPANY – WOODS CROSS LLC

By:	/s/ Michael C. Jennings
Name:	Michael C. Jennings
Title:	CEO and President